Exhibit 99.1

COVID-19 Rapid Antigen Test Distributed By Virax Biolabs Receives Emergency Use Authorization in the United States

Kits available Now for Distribution

LONDON, Dec. 6, 2022 /PRNewswire/ -- Virax Biolabs Group Limited ("Virax" or the "Company") (Nasdaq: VRAX), an innovative biotechnology company focused on the prevention, detection, and diagnosis of viral diseases, announced today that their supplier has received an Emergency Use Authorization (“EUA”) from the U.S. FDA for their Over-the-Counter COVID-19 Rapid Antigen Test (the “Test”). The Tests are ready for sale in the US by Virax. Additionally, another Point of Care Rapid Antigen test to be distributed by Virax is seeking an approval with Health Canada for Canadian distribution. The Tests have been eligible for sale in markets accepting the CE Mark since 2020.

Virax’s Chairman of the Board and Chief Executive Officer, James Foster commented “This is an important milestone for Virax as we now have the ability to enter into the key US market. COVID-19 remains a major viral threat and has become endemic. We have significant manufacturing capacity (through our partner) of up 2 million tests per day which will allow us to serve a large portion of the US market, if necessary. We look forward to updating you on distribution contracts as they are signed.”

COVID-19 remains a significant healthcare burden in the United States. According to the CDC, as of November 23, 2022, there have been approximately 45 million cases with around 250,000 deaths attributable to COVID-19 so far in 2022. Total test volume has been over 266 million in the US in 2022.

The Test is intended for non-prescription self-use and for an adult lay user to test another person 2 years of age or older in a non-laboratory setting via a nasal swab. The Test seeks to identify infections related to COVID-19 with results typically available in 10 minutes. Testing in symptomatic subjects indicate 98.8% sensitivity and 97.2% specificity.

About Virax Biolabs Group Limited

Founded in 2013, Virax Biolabs is an Innovative Biotechnology company focused on the diagnosis of and the detection of immune responses to viral diseases.

In addition to distributing an array of viral test kits in unique geographies, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the management and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus. For more information, please visit www.viraxbiolabs.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Investor Relations Contact:

Russo Partners, LLC

Maxim Jacobs, CFA

(646) 942-5591

Email: Maxim.Jacobs@russopartnersllc.com

SOURCE Virax Biolabs